14045411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloomberg Tradebook LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 Lexington Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Burke (212) 583-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerald Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bloomberg Tradebook LLC, as of December 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDY SEEPERSAUD
Notary Public - State of New York
No. 01SE6243515
Qualified in Queens County
My Commission Expires June 20, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

and Exchange Commission
ons Branch
B031
eet, NE
on, DC 20549

It May Concern:

t herewith the following reports of Bloomberg Tradebook LLC (the "Company"):

- Two copies of the Company's Statement of Financial Condition as of December
- Two copies of the Company's Financial Statements and Supplemental Schedule pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year December 31, 2013.
- Two copies of our letter regarding the Company's internal control

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February 28, 2014

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, D.C.
193

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

We submit herewith the following reports of Bloomberg Tradebook LLC (the "Company"):

- Two copies of the Company's Statement of Financial Condition as of December 31, 2013.
- Two copies of the Company's Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year ended December 31, 2013.
- Two copies of our letter regarding the Company's internal control.

It is our understanding that the Company's Financial Statements and Supplemental Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Members of Bloomberg Tradebook LLC

In planning and performing our audit of the financial statements of Bloomberg Tradebook LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following for period of April 16, 2013 through December 31, 2013:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Due to conversion of the Company's registration with the SEC from introducing broker to clearing broker on April 16, 2013, the Company was exempt from compliance with the objectives stated in Rule 17a-5(g) stated above from the period of January 1, 2013 through April 16, 2013. During this period, the Company was subject to the objectives stated in Rule 17a-5(g), in the following which were included in our tests of compliance:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11)
2. Determining compliance with the exemptive provisions of Rule 15c3-3

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Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts at any time during the year ended December 31, 2013; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a matérial misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

Bloomberg Tradebook LLC
Index
December 31, 2013

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Independent Auditor's Report

To the Members of Bloomberg Tradebook LLC:

We have audited the accompanying financial statements of Bloomberg Tradebook LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, statement of changes in members' equity and statement of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bloomberg Tradebook LLC at December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2014

Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$201,319,033
Cash segregated under federal and other regulations	25,135,704
Receivable from brokers and dealers, net of allowance of $763,040 (Note 4)	9,601,360
Securities Borrowed	22,841,800
Deposits and receivable from clearing organizations	31,510,001
Receivable from customers	20,029,646
Receivable from affiliates	761,385
Securities owned, at fair value (cost $5,518,637)	5,516,923
Deferred tax assets	355,205
Other assets	1,800,937
Total assets	$318,871,994
Liabilities and Members' Equity	
Liabilities	
Soft dollars payable	$16,155,379
Payable to affiliates	3,880,480
Accounts payable and accrued expenses	6,752,970
Deferred revenue	151,169
Payables to brokers and dealers	5,534,763
Payables to customers	19,145,209
Accrued employee compensation	10,577,892
Deferred compensation	4,488,249
Total liabilities	66,686,111
Contingencies and guarantees (Note 9)	
Members' equity	252,185,883
Total liabilities and members' equity	$318,871,994

The accompanying notes are an integral part of these financial statements.

Bloomberg Tradebook LLC
Statement of Operations
December 31, 2013

Revenues	
Commissions	$138,487,437
Other revenue	1,359,756
Interest income	207,103
Total revenues	140,054,296
Expenses	
Execution and clearing fees	45,098,159
Employee compensation and benefits	30,363,269
Terminal rebate fees	19,079,745
Affiliate service fees	15,469,556
License fees	12,115,551
Professional fees	5,716,201
Travel and entertainment	2,582,512
Regulatory fees	979,165
Other expenses	5,030,582
Total expenses	136,434,740
Income before income tax	3,619,556
Income tax expense	517,241
Net Income	$3,102,315

The accompanying notes are an integral part of these financial statements.

Bloomberg Tradebook LLC
Statement of Changes in Members' Equity
December 31, 2013

Balance at December 31, 2012	$249,184,211
Net Income	3,102,315
Distributions to members	(100,643)
Balance at December 31, 2013	$252,185,883

The accompanying notes are an integral part of these financial statements.

Bloomberg Tradebook LLC
Statement of Cash Flows
December 31, 2013

Cash flows from operating activities	
Net Income	$3,102,315
Adjustments to reconcile net income to net cash used in operating activities	
Deferred taxes	517,241
Provision for bad debts	66,096
Changes in assets and liabilities	
Increase in restricted cash	(8,825,597)
Increase in receivable from brokers and dealers	(17,501,799)
Increase in receivable from clearing organizations	(31,510,001)
Increase in receivables from customers	(20,029,646)
Decrease in receivable from affiliates	993,561
Increase in securities owned	(517,935)
Increase in other assets	(60,812)
Increase in soft dollars payable	993,836
Increase in payable to affiliates	754,713
Increase in accounts payable and accrued expenses	2,271,803
Decrease in deferred revenues	(215,589)
Increase in payables to brokers and dealers	5,534,763
Increase in payables to customers	19,145,209
Increase in deferred compensation	370,982
Net cash used in operating activities	(44,910,860)
Cash flows from financing activities	
Distribution to members	(100,643)
Net cash used in financing activities	(100,643)
Net decrease in cash and cash equivalents	(45,011,503)
Cash and cash equivalents	
Beginning of year	246,330,536
End of year	$201,319,033

1. Organization and Nature of Business

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company, collectively (the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA")

The Company was formed to provide customers of the Bloomberg Financial Information Network ("Bloomberg Professional"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System") for multiple asset classes. The Tradebook System mainly processes equities, futures and options transactions. The Company earns commission revenue on securities transactions it processes and incurs expenses for executing and clearing services provided by third-party broker-dealers.

The Company has self-clearing registrations or memberships with various U.S. self-regulatory organizations ("SROs") and clearing organizations for U.S. equities. In April 2013, Bloomberg Tradebook LLC changed from an introducing broker dealer where all accounts where introduced to a registered clearing member for equity clearance to a self-clearing member.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are presented in conformity with generally accepted accounting principles in the United States ("GAAP"). The U.S. Dollar is the functional currency of the Company.

Prior to May 24, 2013, the consolidated financial statements included the accounts of the Company and its wholly-owned subsidiary BSEF LLC ("BSEF"). All significant intercompany accounts and transactions with the Company and its subsidiary have been eliminated. Post distribution of BSEF, the financial statements are not required to be prepared on a consolidated basis as the Company has no subsidiaries.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions. At December 31, 2013, the Company has a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000.

Securities Owned, at Fair Value and Securities Sold, but Not Yet Purchased
All "securities owned, at fair value" and "securities sold, but not yet purchased" are recorded at fair value. Associated revenue and expenses are recorded on trade date.

Securities Transactions
Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on open transactions and execution cost payables.

Receivables from customers consist of customer deliveries that were not fulfilled at December 31, 2013 and commissions earned. Payables to customers primarily consist of customer's securities transactions that were not fulfilled at December 31, 2013.

Securities Borrowed
Securities borrowed are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed are recorded at the amount of cash collateral advanced, adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition. The amount borrowed as of December 31, 2013 was $22,841,800.

The Company engages in securities borrowed transactions as part of its self-clearing process primarily to facilitate customer transactions, including failed settlements.

Revenues and Executing and Clearing Fees
Commissions and related expenses from executing and clearing transactions for customers are recorded on trade date.

Interest income is earned on cash and cash equivalents and is accrued daily.

Soft Dollars
Under a commission management program, soft dollar arrangements are entered into between the Company and its customers. Commission payments that exceed customer commitments are allocated in the respective customer soft dollar accounts. As the Company acts as an agent in these transactions, it records such amounts on a net basis within Commissions on the Statement of Operations. Customer payments for research and research related services are reflected in these soft dollar accounts.

3. Fair Value Measurement

ASC 820 (*Fair Value Measurements and Disclosures*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

To determine the fair values, the Company uses the market approach which uses observable prices and other relevant information generated by market transactions for identical securities held by the Company or comparable publicly traded securities with similar characteristics. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Fair Value Measurements on a Recurring Basis			
Description	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total**
Assets				
U.S. Government*	$ 999,987	$ -	$ -	$ 999,987
Money Market Fund	$ 45,307,836	$	$	$ 45,307,836
Common Stock	$ 4,516,936	$ -	$ -	$ 4,516,936
Total assets	$ 50,824,759	$ -	$ -	$ 50,824,759

**Security represents a US Government T-Bill with a maturity date of February 6, 2014 and is held on deposit at a clearing broker.*

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, segregated cash, receivables from brokers and dealers, clearing organizations, customers & affiliates, soft dollars payable, payable to affiliates, accounts payables, payables to brokers and dealers & customers. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments listed above are considered Level 2.

4. Cash Segregated Under Regulations

Cash segregated under Federal and Other regulations represents special reserve bank accounts for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"). At December 31, 2013, cash of $25,135,704 is segregated in Special Reserve Bank Accounts and primarily represents funds allocated to customers as a result of soft dollar transactions.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations at December 31, 2013:

	Receivables from	Payables to
Broker-dealers	$ 10,199,378	$ -
Clearing organizations	31,510,001	927,740
Securities borrowed	22,841,800	-
Securities failed-to-deliver/receive	-	4,607,023
Other	165,023	-
	64,716,202	5,534,763
Allowance for doubtful accounts	(763,040)	-
Total	$ 63,953,162	$ 5,534,763

The Company monitors collections and payments and maintains an allowance for doubtful accounts. An allowance for doubtful accounts on receivable from brokers, dealers and clearing organizations is to absorb potential credit losses. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in "Other expenses" in the Company's Statement of Operations.

6. Receivables from Customers

The following is a summary of receivables from and payables to customers at December 31, 2013:

	Receivables from	Payables to
Customers	$ 820,806	$ 220
Customer deliveries that were not fulfilled	19,208,840	19,144,989
Total	$ 20,029,646	$ 19,145,209

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables to absorb potential credit losses. The Company uses an aging method to establish the bad debt provision and is based upon the following:

Days Aged	30-59	60-89	90-119	>=120
Percentage of Write Off	10%	15%	30%	50%

The allowance for doubtful accounts recorded for the year ended December 31, 2013 was $66,096.

7. Employee Compensation

Bloomberg provides non-executive employees with compensation under various deferred compensation plans. Deferred compensation payable in more than twelve months is recorded at a discount. There is a long term deferred incentive program ("LTIP") with variable award amounts equal to a percentage of employees' total average annual compensation over a period as defined within the program. A portion of the LTIP is payable in August 2014 and the remainder is payable based on the Partnership's achievement of a revenue goal with the payout amounts linked to the timing of the achievement of this goal. The estimates used to record the LTIP liability and related expense are based on projected employee turnover, increases in compensation and revenue growth which impacts the anticipated attainment date for achieving the revenue goal.

In addition, the Company has an annual cash bonus plan which is linked to departmental performance, achievement of individual goals and a bonus target, which is adjusted based on terminal installations and attainment of certain revenue targets.

8. Unincorporated Business Tax

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members of the Company. However, the Company is subject to the New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*). Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred compensation	$	286,389
Unrealized loss on investment		494
Net Operating Loss		53,817
Allowance for doubtful accounts		14,505
	$	355,205

The deferred tax asset amounting to $355,205 as of December 31, 2013 is the result of temporary differences arising from prior years' net operating losses and deferred compensation. Management believes that it is more likely than not that deferred tax asset will be realized; therefore, no valuation allowance was recorded for the deferred tax asset as of December 31, 2013.

The components of the UBT provision are as follows:

Current	$	-
Deferred		517,241
Total income tax	$	517,241

The effective tax rate varies from the statutory rate of 4.0% based on the amount of total income apportioned to NYC.

The Company reviews the benefits associated with tax positions periodically, and records benefits based on a recognition threshold of more-likely-than-not to be sustained upon audit by the relevant taxing authority. Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for open tax years or expected to be taken in the Company's current year tax return.

The Company is currently not under UBT examination by the NYC taxing authority. Tax years prior to 2010 are closed to examinations.

9. Related Party Transactions

License Fee

Bloomberg licenses the use of the Bloomberg Professional to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the fee paid equaled the product of Bloomberg's total cost incurred during the year for programming, and hosting, the System and 120% (the "Tradebook Mark-Up") less the Total Tradebook System Credit (as defined in the licenses and services agreement in effect). Under this agreement, the fee paid would be only to the extent such fee does not reduce the Company's net capital below the minimum net capital required by the FINRA. For the year ended December 31, 2013, the license fee was $12,115,551, recorded as "License Fee" on the Statement of Operations

Affiliate Service Fee
Bloomberg also provides management and administrative services pursuant to this agreement, for which the Company pays a service fee. The service fee for services provided by Bloomberg was $15,469,556, recorded as "Affiliate service fees" on the Statement of Operations. As part of these services, the Company receives marketing services from certain Bloomberg subsidiaries and must pay each affiliate a fee for such services, approximately equal to the product of .50 times 110% of the operating costs. For the year ended December 31, 2013, such marketing fees totaled $6,478,760, which are included in the aforementioned "Affiliate service fees". Bloomberg also recharged finance and administration costs amounting to $6,612,796 and rent and related charges amounting to $2,378,000 to the Company for the year, which is included in the aforementioned "Affiliate service fees".

At December 31, 2013, $514,754 related to these service agreements is due and included in "Payable to affiliates" in the Statement of Financial Condition. In addition, the Company must be reimbursed for any excess fees provided to such affiliates. At December 31, 2013, $3,286 related to the service agreements is due and included in "Receivable from affiliates" in the Statement of Financial Condition.

Terminal Rebate Fees
In addition, the Company must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions effectuated on the Tradebook System. For the year ended December 31, 2013, the terminal rebate fee was $19,079,745. The Company also reimburses Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2013, $95,959 is due to Bloomberg, which is included in "Payable to affiliates" in the Statement of Financial Condition.

Executing and Clearing Fees
The Company receives executing and clearing services through an affiliated broker dealer for Non US Equities. The clearing services are provided by third party clearing firms. For the year ended December 31, 2013, executing and clearing expenses related to this arrangement totaled $7,879,152. As part of the arrangement, the affiliate collects commissions on behalf of the Company on settled trades. At December 31, 2013, the Company has a balance of $758,099 for unremitted commissions earned and this is included in "Receivable from affiliates" in the Statement of Financial Condition.

The Company provides executing and clearing services to an affiliated broker-dealer. As part of the arrangement, the Company collects commissions on behalf of the affiliate. The Company earned $5,943,473 from the affiliate for the execution and clearing services for the year ended December 31, 2013 and such amount is included in "Commissions" on the Statement of Operations. At December 31, 2013, $3,087,331 of commissions is due to an affiliate and included in "Payables to affiliates" in the Statement of Financial Condition.

The remaining $182,436 included in "Payable from affiliates" in the Statement of Financial Condition relates to other balances.

The Company has transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

10. Contingencies and Guarantees

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Indemnifications
In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the Bloomberg Professional service or approved computer-to-computer interfaces that are executed, cleared and settled by Company, and in certain cases, unrelated clearing brokers. These transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to customer and certain clearing agreements, the Company may be required to reimburse clearing organizations, central clearing facilities and / or its clearing agents, without limit, for any losses due to any counterparty's failure to satisfy is contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. There was no liability recorded at December 31, 2013 for customer nonperformance.

In addition, the Company has the right to pursue collection or performance from its customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers, clearing organizations, central clearing facilities and all customers with which it conducts business. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Company's clearing agents, clearing organization and central clearing facilities at December 31, 2013.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the Bloomberg Professional in the event of errors in transmission and/or processing caused by the Bloomberg Professional. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

Guarantees

Pursuant to a clearing service agreement, the Company has issued a guarantee in favor of a third-party service provider for the prompt payment and settlement of security transactions processed by an affiliate. The amount of the guarantee is limited to an amount by which $150,000,000 exceeds the tangible net worth of that affiliate as of the date of enforcement. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there are no amounts to be indemnified to the guaranteed party at December 31, 2013.

11. Distributions

The Company recognizes distributions when declared. During the year ended December 31, 2013, the Company declared and distributed its wholly owned subsidiary, BSEF LLC, to Bloomberg and a cash distribution to its member, Bloomberg T-Book Inc., collectively with a value of $100,643 to its members. All distributions when made are in proportion to the members' equity.

12. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, permitted by the rule, which requires that the maintenance of net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit arising from customer transactions, as defined. At December 31, 2013, the Company had excess net capital of $240,856,008 and its net capital requirement was $674,385.

13. Customer Protection Reserve Requirement

The Company is subject to the Securities and Exchange Act's Broker Dealer Customer Protection Rule 15c3-3. The Company computes a weekly calculation under the alternative method, which requires a 3% reduction on its aggregate debits items. At December 31, 2013, the Company had $25,135,704 in a segregated customer reserve bank account.

14. Subsequent Events

In February 2014, Bloomberg Tradebook LLC changed from an introducing broker dealer where all accounts where introduced to a registered clearing member for Canadian and Mexican equity clearance to a self-clearing member.

Bloomberg Tradebook LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2013 — Schedule I

Computation of net capital	
Members' equity	$252,185,883
Deductions	
Non-allowable assets	
Receivable from brokers and dealers, greater than 30 days	5,038,482
Receivable from affiliates	761,385
Deferred tax assets	355,205
Other assets	1,780,937
Fails	1,132,499
Total Deductions	9,068,508
Net capital before haircuts	243,117,375
Haircuts	
US Government	5,000
Stocks and Warrants	675,825
Other-Money Market	906,157
Total Haircuts	1,586,982
Net Capital	241,530,393
Computation of alternative net capital requirement	
Minimum net capital required (the greater of $250,000 or 2% of aggregate debits arising from customer transactions)	674,385
Excess net capital	$240,856,008

There are no material differences between the above computation and the computation included in the Company's unaudited PART II FOCUS Report as of December 31, 2013 filed on January 28, 2014.

Bloomberg Tradebook LLC
Computation of Reserve Requirements Under Rule 15c3-3
December 31, 2013 — Schedule II

Credit Balances	
Free credit balances and other credit balances in customer security accounts	$19,122,489
Customer securities failed to receive	3,510,968
Other	17,477,739
Total Credits	40,111,196
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts doubtful of collections net of deductions	19,208,426
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	14,501,920
Aggregate debit items	33,710,346
Less 3% (for alternative method only)	(1,011,310)
Total Debits	32,699,036
Reserve Computation	
Excess of total credits over total debits	7,412,160
Amount held on deposit in "Reserve Bank Account(s)", including value of Qualified securities at end of reporting period	$25,135,704

The differences between the above computation and the computation included in the Company's unaudited PART II FOCUS Report as of December 31, 2013 filed on January 28, 2014 are as follows:

Line Item	As Reported on FOCUS	Audit Adjustment	Final as Revised
Other	17,477,739	(1,322,360)	16,155,379
Total Credits	40,111,196	(1,322,360)	38,788,836
Excess of total credits over total debits	7,412,160	(1,322,360)	6,089,800

Bloomberg Tradebook LLC
Information for Possession and Control Requirements Under Rule 15c3-3
December 31, 2013 **Schedule III**

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

A. Market value	None
B. Number of Items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

A. Market Value	None
B. Number of Items	None